[redacted]

06009989

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 53338 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reynolds Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

319 Clematis Street, Suite 512
(No. and Street)

West Palm Beach (City) FL (State) 33401-4630 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lewis Reynolds (561) 868-7800
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

Po Box 70 (Address) Sanford (City) NC (State) 27331-0070 (Zip Code)

PROCESSED
AUG 3 1 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 2 2 2006 WASH. D.C. 160 SECTION

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB

# OATH OR AFFIRMATION

I, Lewis A. Reynolds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reynolds Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALLISON R. FUTTERMAN
Comm# DD0351029
Expires 8/30/2008
Bonded thru (800)432-4254
Florida Notary Assn., Inc

Signature

Managing Member
Title

Allison R. Futterman 3/21/06 Shown Virginia Drivers License
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

## *INDEPENDENT AUDITORS' REPORT*

To the Members
Reynolds Securities, LLC
West Palm Beach, Florida

We have audited the accompanying statement of assets, liabilities, and members' capital of Reynolds Securities, LLC (a limited liability Company) as of December 31, 2005, and the related statements of revenues, expenses, and changes in members' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reynolds Securities, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes PLLC

*Sanford, North Carolina*
*March 5, 2006*



408 Summit Drive, PO Box 70
Sanford, NC 27331-0070
Ph. 919.776.0555 Fx. 919.774.4246
www.dixon-hughes.com

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 54,384 |
| Other assets | 16,927 |
| **TOTAL ASSETS** | $ 71,311 |
| **LIABILITIES AND MEMBERS' CAPITAL** | |
| LIABILITIES | |
| Accounts payable | $ 22,448 |
| **TOTAL LIABILITIES** | 22,448 |
| MEMBERS' CAPITAL (NOTE B) | 48,863 |
| **TOTAL LIABILITIES AND MEMBERS' CAPITAL** | $ 71,311 |

| | | |
|---|---|---|
| REVENUES | | |
| Advisory service revenue | | $ 249,810 |
| Other revenue | | 14,000 |
| TOTAL REVENUES | | 263,810 |
| EXPENSES | | |
| Management fees (Note C) | | 198,500 |
| Professional fees | | 62,929 |
| Regulatory fees and expenses | | 4,674 |
| Bad debt expense | | 84,095 |
| Other expenses | | 59,873 |
| TOTAL EXPENSES | | 410,071 |
| | NET LOSS | (146,261) |
| MEMBERS' CAPITAL, BEGINNING OF YEAR | | 195,124 |
| | MEMBERS' CAPITAL, END OF YEAR | $ 48,863 |

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net loss | $ (146,261) |
| Bad debt expense | 84,095 |
| Changes in assets and liabilities: | |
| Decrease in accounts receivable | 16,729 |
| Decrease in other assets | 16,780 |
| Decrease in deferred revenues | (99,811) |
| Increase in accounts payable | 22,448 |
| NET CASH USED IN OPERATING ACTIVITIES | (106,020) |
| NET DECREASE IN CASH | (106,020) |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | 160,404 |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $ 54,384 |

## NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

### *Nature of Business*

Reynolds Securities, LLC (the Company) is a North Carolina limited liability company formed on May 9, 2001 for the purpose of conducting business as a broker/dealer in securities. On June 4, 2001, the Company's application for broker/dealer status was granted by the Securities and Exchange Commission. The Company was granted broker/dealer status by the NASD on October 18, 2001. The Company serves primarily individual and institutional customers throughout the states of North Carolina, Virginia, Georgia, Florida, and Missouri.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

### *Cash Equivalents*

Cash equivalents consist of short-term, highly liquid debt instruments purchased with a maturity of three months or less.

### *Income Taxes*

The Company is an LLC for income tax reporting purposes. Tax on the income of an LLC is the responsibility of its members. Therefore, no provision for income taxes was recorded in the financial statements.

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

***Revenue and Expense Recognition***

Commission revenue and related expenses are recorded on a trade-date basis.

Advisory services revenue includes administration fees received by the Company for consultation, processing, due diligence and legal fees, among others. These revenues are recognized over the period during which the Company provides the services to which the revenues relate.

## NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $48,863, which exceeded the minimum net capital requirements of $5,000. The Company's net capital ratio was 0.83 to 1.

## NOTE C - RELATED PARTIES

The Company has entered into an agreement with Reynolds Capital Management, LLC, an entity affiliated through common ownership, which provides for Reynolds Capital Management, LLC to provide capital for the payment of expenses incurred by the Company. The Company has no employees. Reynolds Capital Management, LLC provides all managerial, administrative and operational services necessary in carrying out the Company's business. This agreement also provides for the repayment of such expenses to Reynolds Capital Management, LLC by the Company provided that the repayments do not cause the net capital of the Company to fall below the regulatory requirement. Management fees for such services were $198,500.

## NOTE D - LEGAL CONTINGENCIES

Various legal claims arise from time to time in the normal course of business, which in the opinion of management will have not material affect on the Company's financial statements.

## *SUPPLEMENTARY INFORMATION*

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

# *INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION*

To the Members
Reynolds Securities, LLC
West Palm Beach, Florida

Our report on our audit of the basic financial statements of Reynolds Securities, LLC for the year ended December 31, 2005 appears on page one. This audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

*Sanford, North Carolina*
*March 5, 2006*



408 Summit Drive, PO Box 70
Sanford, NC 27331-0070
Ph. 919.776.0555 Fx. 919.774.4246
www.dixon-hughes.com

| | | |
|---|---|---|
| AGGREGATE INDEBTEDNESS | | $ 22,448 |
| MINIMUM REQUIRED NET CAPITAL | | $ 5,000 |
| NET CAPITAL | | |
| Members' capital | | $ 48,863 |
| Nonallowable other assets | | (16,927) |
| | NET CAPITAL | 31,936 |
| | CAPITAL IN EXCESS OF MINIMUM REQUIREMENT | $ 26,936 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 0.83 : 1 |

Reconciliation with the Company's computation (included in Part II A of form X-17A-5 as of December 31, 2005):

| | |
|---|---|
| Net capital, as reported in Company's part II A (unaudited) FOCUS report | $ 26,455 |
| Change in nonallowable other assets | 5,483 |
| Rounding difference | (2) |
| Net capital per above | $ 31,936 |

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

## *INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL*

To the Members
Reynolds Securities, LLC
West Palm Beach, Florida

In planning and performing our audit of the financial statements of Reynolds Securities, LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company involving making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by Rule 17a-13, and complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



408 Summit Drive, PO Box 70
Sanford, NC 27331-0070
Ph. 919.776.0555 Fx. 919.774.4246
www.dixon-hughes.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. There is a lack of segregation of duties of the accounting functions. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2005, and this report does not affect our report thereon dated March 5, 2006.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes PLLC

*Sanford, North Carolina*
*March 5, 2006*